Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated February 3, 2021

Registration No. 333-225831

Supplementing the Preliminary

Prospectus Supplement dated February 3, 2021

and Prospectus dated May 28, 2020

DIVERSIFIED HEALTHCARE TRUST

PRICING TERM SHEET

Issuer: Guarantors:

Diversified Healthcare Trust (the “Issuer”)

Certain of the Issuer’s direct and indirect subsidiaries as described in the Preliminary Prospectus Supplement referred to above (the “Preliminary Prospectus Supplement”) (the “Guarantors”)

Security:	4.375% Senior Notes due 2031 (the “Notes”)

Ranking:	Senior Unsecured

Trade Date:	February 3, 2021

Expected Ratings*:	Ba3 / BB (Moody’s / S&P)

Settlement Date:	February 8, 2021 (T+3)

It is expected that delivery of the Notes will be made against payment thereof on or about February 8, 2021, which will be the third business day following the trade date referred to above (the “trade date”) (such settlement cycle being herein referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the trade date should consult their own advisor.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:

The Issuer expects to use the net proceeds from this offering for general business purposes, including to redeem the $300.0 million principal amount outstanding of its 6.75% Senior Notes due 2021 in June 2021 (when such notes become redeemable without the payment of a premium) and to prepay in full its $200.0 million term loan. Pending such application, the Issuer may invest the net proceeds in short term investments, some or all of which may not be investment grade rated.

Principal Amount:	$500,000,000

Gross Proceeds to Issuer:	$500,000,000

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2021

Maturity Date:	March 1, 2031

Record Dates:	February 15 and August 15

Yield to Maturity:	4.375%

Coupon (Interest Rate):	4.375% per annum

Price to Public:	100.000% of principal amount of the Notes, plus accrued interest, if any, from February 8, 2021

Optional Redemption:	Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the Notes are redeemed on or after September 1, 2030 (six months prior to the maturity date of the Notes), the make-whole amount will be zero.
Change of Control:
Puttable at 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the applicable purchase date, upon the occurrence of certain change of control events described in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	25525P AB3 / US25525PAB31

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Mizuho Securities USA LLC BofA Securities, Inc. PNC Capital Markets LLC RBC Capital Markets, LLC

Joint Lead Managers:	BMO Capital Markets Corp. Regions Securities LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc. FHN Financial Securities Corp. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. UBS Securities LLC

The Issuer and the Guarantors have filed a registration statement (including a prospectus dated May 28, 2020 and a preliminary prospectus supplement dated February 3, 2021) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or Mizuho Securities USA LLC toll-free at 1-866-271-7403.